Filed by Hess Midstream LP

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Hess Midstream Partners LP

File No. 001-38050

The following e-mail was issued on behalf of Mike Turner, Senior Vice President, Production, of Hess Corporation to all Bakken employees of Hess Corporation on October 4, 2019:

Today Hess Midstream Partners (HESM) is announcing important changes that will simplify its ownership structure and support long term growth and value creation. We also plan to make some related organizational changes in our Hess Bakken team. Here is a summary of what’s taking place.

HESM’s Announcement

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As part of the transaction being announced today, HESM will acquire Hess Infrastructure Partners LP (HIP), the 50/50 joint venture between Hess Corporation and Global Infrastructure Partners, including HIP’s 80% interest in HESM’s oil and gas midstream assets, HIP’s water services business, and outstanding economic general partner interest and incentive distribution rights (IDRs) in HESM.

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HESM will convert from its current MLP structure to an “Up-C” structure that will give access to a broader set of investors. HESM’s public unitholders will receive newly issued securities in this publicly traded midstream company that will have a pro forma enterprise value of more than $7.25 billion. JV partners Hess Corporation and Global Infrastructure Partners will continue to have a majority ownership position.

Hess Corporation will maintain operational control of the midstream assets, and employees working in these assets will remain employed by Hess. Commercial contracts with Hess Midstream will also remain unchanged.

Related Changes in Bakken Organization

To better align with the business objectives of this new public company, we plan to introduce the following organizational changes. Effective January 1, our Midstream Operations team will report to Michael Bast, who will serve as Senior Manager, Midstream Operations. Michael will report to John Gatling, Vice President, Midstream, working closely with Kim Boles, Director, Bakken Reliability Operations (RO). Kim will continue to drive RO Functional Excellence through the Bakken central MR&I (Maintenance, Reliability and Integrity) Organization and provide a consistent operating model across the Bakken.

Reasons for Changes

The MLP market has changed since HESM’S formation. Today’s Midstream investors prefer companies that are larger in scale and primarily self funding, without the complexity of IDR sponsor payments. This transaction positions HESM for sustainable growth and value creation as a large-scale, publicly traded midstream company accessible to a broad range of investors. While operational control remains the same, the organizational changes outlined above will better support the achievement of HESM’s business objectives.

What Happens Next

The transaction is expected to close in the fourth quarter, and the organizational changes will be effective on January 1. In the coming weeks, Bakken leaders will discuss these changes in team meetings. In the meantime, you may want to listen to a conference call with investors about today’s announcement at 8 a.m. Central Time, which will be available live and as a replay on www.hessmidstream.com.

Today’s announcement is good news and shows that our midstream assets have significant growth potential and are highly valued. This is a tribute to all of you for successfully delivering on our Bakken upstream and midstream commitments, safely and reliably.

FORWARD-LOOKING STATEMENTS

This communication may contain or incorporate by reference forward-looking statements within the meaning of federal securities laws regarding HESM and Hess Midstream LP (“Hess Midstream”). These forward-looking statements relate to, among other things, the proposed transaction among HESM, Hess Infrastructure Partners LP (“HIP”) and Hess Midstream and include expectations, estimates and projections concerning the business and operations, financial priorities and strategic plans of the combined entity. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in HESM’s annual report on Form 10-K for the year ended December 31, 2018, and in other reports filed by HESM with the SEC. HESM undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this communication except as required by applicable law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2019. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS THAT FORMS A PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from HESM at its website, www.hessmidstream.com, or by contacting HESM’s Investor Relations at (212) 536-8244.